EXHIBIT 99.13
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

20 October 2022

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR/KMP to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare. The matching shares are subject to a three-year holding period, and vest after this period.

Upon vesting, on 17 October 2022, the following PDMR/KMP received matching shares under myShare, of which sufficient were sold on 17 October 2022 to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	15.6451	20.5354	8.881664	GBP 47.977758	11.653736
Rio Tinto plc shares	Barrios, Alfredo	19.5739	25.6921	5.710584	GBP 47.977758	19.981516
Rio Tinto plc shares	Cunningham, Peter	9.387	12.3208	5.328783	GBP 47.977758	6.992017
Rio Tinto Limited shares	Kaufman, Sinead	15.9334	20.7119	0	AUD 94.32	20.7119
Rio Tinto plc shares	Stausholm, Jakob	9.387	12.3208	1.509323	GBP 47.977758	10.811477
Rio Tinto plc shares	Trott, Simon	16.7325	21.9626	4.831663	GBP 47.977758	17.130937
Rio Tinto Limited shares	Vella, Ivan	13.6767	17.7783	8.65645	AUD 94.32	9.12185

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com
Media Relations, UK
Matthew Klar
M+ 44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +514 796 4973

Malika Cherry
M +1 418 592 7293

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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